# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOLOWIN HOLDINGS, CIK 0001959224
CUSIP: G82759104
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Room 1910-1912A, Tower 3,China Hong Kong, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002011871
Persons authorized to receive notices and communications: Ling Ngai Lok, Room 1910-1912A, Tower 3,China Hong Kong, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 00000, (852) 3428-3893

## Reporting persons
- Gemini Asia Holdings Limited (CIK 0002011871): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 4,080,000; shared voting power 0; sole dispositive power 4,080,000; shared dispositive power 0; aggregate amount beneficially owned 4,080,000 (2.55% of the class)
  Comment: The shares reported in Row 7, Row 9, and Row 11 represent 4,080,000 Class B ordinary shares. The percentage reported in Row 13 is calculated based on a total of 155,825,986 Class A ordinary shares and 31,371,599 Class B ordinary shares issued and outstanding of the Issuer as of September 3, 2025. Class B ordinary shares are convertible into Class A ordinary shares on a 1:1 basis at any time at the holder's option.
- VAST SPACE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 46,663,197; shared voting power 0; sole dispositive power 46,663,197; shared dispositive power 0; aggregate amount beneficially owned 46,663,197 (26.05% of the class)
  Comment: The shares reported in Row 7, Row 9, and Row 11 represent 23,331,598 Class A ordinary shares and 23,331,599 Class B ordinary shares. The percentage reported in Row 13 is calculated based on a total of 155,825,986 Class A ordinary shares and 31,371,599 Class B ordinary shares issued and outstanding of the Issuer as of September 3, 2025. Class B ordinary shares are convertible into Class A ordinary shares on a 1:1 basis at any time at the holder's option.
- WELL INSIGHT LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 23,331,599; shared voting power 0; sole dispositive power 23,331,599; shared dispositive power 0; aggregate amount beneficially owned 23,331,599 (14.97% of the class)
  Comment: The shares reported in Row 7, Row 9, and Row 11 represent 23,331,599 Class A ordinary shares. The percentage reported in Row 13 is calculated based on a total of 155,825,986 Class A ordinary shares issued and outstanding of the Issuer as of September 3, 2025.
- Ling Ngai Lok: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 50,743,197; shared voting power 23,331,599; sole dispositive power 50,743,197; shared dispositive power 23,331,599; aggregate amount beneficially owned 74,074,796 (40.43% of the class)
  Comment: The shares reported in Row 11 represent 46,663,197 Class A ordinary shares and 27,411,599 Class B ordinary shares. The percentage reported in Row 13 is calculated based on a total of 155,825,986 Class A ordinary shares and 31,371,599 Class B ordinary shares issued and outstanding of the Issuer as of September 3, 2025. Class B ordinary shares are convertible into Class A ordinary shares on a 1:1 basis at any time at the holder's option.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: SOLOWIN HOLDINGS
Address of issuer's principal executive offices: Room 1910-1912A, Tower 3,China Hong Kong, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by:

(i) Gemini Asia Holdings Limited;
(ii) VAST SPACE LIMITED;
(iii) WELL INSIGHT LIMITED; and
(iv) Ling Ngai Lok

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the business office of each of the Reporting Persons is Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.
Present principal occupation or employment:
The principal business of:

(i) Gemini Asia Holdings Limited, is investment holding;
(ii) VAST SPACE LIMITED, is investment holding;
(iii) WELL INSIGHT LIMITED, is investment holding; and
(iv) Ling Ngai Lok, an individual, is the chairman and chief executive officer of the Issuer.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Gemini Asia Holdings Limited is a company incorporated in the British Virgin Islands.

VAST SPACE LIMITED is a company incorporated in the British Virgin Islands.

WELL INSIGHT LIMITED is a company incorporated in the British Virgin Islands.

Ling Ngai Lok is a citizen of Hong Kong Special Administrative Region of the People's Republic of China.

The Reporting Persons have executed a Joint Filing Agreement, dated September 11, 2025, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 99.1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 11, 2025, the Issuer entered into a Share Purchase Agreement with AlloyX Limited ("AlloyX") and its shareholders (the "Sellers"), pursuant to which the Company purchased from the Sellers 100% of the issued and outstanding shares of AlloyX. As consideration, the Issuer paid (i) VAST SPACE LIMITED, one of the Sellers and controlled and owned by Ling Ngai Lok ("Mr. Lok"), 23,331,598 Class A ordinary shares and 23,331,599 Class B ordinary shares of the Issuer; and (ii) WELL INSIGHT LIMITED, one of the Sellers where Mr. Lok is a director, 23,331,599 Class A ordinary shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities held by the Reporting Persons were acquired in connection with the transaction described in Item 3 above, except for those previously reported on the Schedule 13G filed by Gemini Asia Holdings Limited and Ling Ngai Lok on February 13, 2024.

The Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentages of the shares beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Persons did not effect any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act

## Signatures
- Gemini Asia Holdings Limited: /s/ Ling Ngai Lok, Ling Ngai Lok/Director (09/11/2025)
- VAST SPACE LIMITED: /s/ Ling Ngai Lok, Ling Ngai Lok/Director (09/11/2025)
- WELL INSIGHT LIMITED: /s/ Ling Ngai Lok, Ling Ngai Lok/Director (09/11/2025)
- Ling Ngai Lok: /s/ Ling Ngai Lok, Ling Ngai Lok (09/11/2025)